UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

LOGAN RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

541095

(CUSIP Number)

F. Charles Vickers

Dallas, TX  75206-1857

5910 North Central Expressway

Ste 1350

Dallas, Texas  75206

214-363-8294

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 541095

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Greyling Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,541,667

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,541,667

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.95%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 541095

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nelson Bunker Hunt Trust Estate — Trust B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,541,667

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,541,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.95%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 541095

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) F. Charles Vickers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,541,667

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,541,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.95%

14.	Type of Reporting Person (See Instructions) IN

Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the Report on Schedule 13D filed as of June 1, 2006.  All defined terms shall have the same meaning as previously ascribed to them in the Report on Schedule 13D filed as of June 1, 2006, unless otherwise noted.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

The following additional paragraph is added below the sole paragraph in Item 3 of the Report on Schedule 13D filed as of June 1, 2006.

The total amount of funds required by Greyling to acquire an additional 875,000 shares underlying the Warrant was Canadian $350,000.  The source of such funds was the working capital of Greyling.

Item 4.	Purpose of Transaction

The following additional paragraph is added below the first paragraph in Item 4 of the Report on Schedule 13D filed as of June 1, 2006.

On August 1, 2006, Greyling exercised the Warrant to purchase 875,000 Common Shares at Canadian $0.40 per Common Share.  The remainder of the Warrant, entitling Greyling to purchase an additional 791,667 Common Shares, has expired.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)           Pursuant to Rule 13d-3(a), at the close of business on August 1, 2006, the Reporting Persons beneficially own 2,541,667 of the Common Shares, all of which are held of record.

Based upon information provided by the Issuer, the Common Shares beneficially owned by the Reporting Persons, on a fully converted basis, represent approximately 7.95% of all of the Common Shares outstanding as of August 1, 2006.

Other than as set forth above, none of the Reporting Persons is the beneficial owner of Common Shares.

(b)           Each of the Reporting Persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported in Item 5(a).

(c)           Except as reported in Item 4 above, none of the Reporting Persons has effected any transactions in the Common Shares within the last 60 days.

(d) Not applicable (e) Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer The last paragraph of Item 6 of the Report on Schedule 13D filed as of June 1, 2006 is deleted.
Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 3, 2006

Greyling Investments, Inc.

By:	/s/ F. Charles Vickers
Name:	F. Charles Vickers,
Title:	President

The Nelson Bunker Hunt Trust Estate – Trust B

By:	/s/ F. Charles Vickers
Name:	F. Charles Vickers,
Title:	Trustee

/s/ F. Charles Vickers
Name:	F. Charles Vickers

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

ATTACHMENT 1

The name, business address, and principal occupation of the directors and executive officers of Greyling Investments, Inc., are as follows:

DIRECTORS

Name	Business Address	Office
F. Charles Vickers	c/o Trust Offices 5910 North Central Expressway Suite 1350 Dallas, TX 75206	Director

Miro Vranac, Jr.	c/o Trust Offices 5910 North Central Expressway Suite 1350 Dallas, TX 75206	Director

OFFICERS

Name	Business Address	Office
F. Charles Vickers	c/o Trust Offices 5910 North Central Expressway Suite 1350 Dallas, TX 75206	President

Miro Vranac, Jr.	c/o Trust Offices 5910 North Central Expressway Suite 1350 Dallas, TX 75206	Vice President

1

The name, business address, and principal occupation of the Trustee and members of the Advisory Board of the Nelson Bunker Hunt Trust Estate – Trust B, as set forth below::

DIRECTORS

Name	Business Address	Office or Position
F. Charles Vickers	c/o Trust Offices 5910 North Central Expressway Suite 1350 Dallas, TX 75206	Trustee

Albert Huddleston	c/o Trust Offices 5910 North Central Expressway Suite 1350 Dallas, TX 75206	Member of the Advisory Board

Miro Vranac, Jr.	c/o Trust Offices 5910 North Central Expressway Suite 1350 Dallas, TX 75206	Member of the Advisory Board

2